SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway – 32nd Floor

New York, NY 10006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Sonia Bednarowski Anna Nguyen Parker

Re:	Citius Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 16, 2015 File No. 333-170781

Ladies and Gentlemen:

Citius Pharmaceuticals, Inc. (the "Company"), in connection with its filing of amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-170781) (the “Amended Registration Statement”), hereby responds to the Staff's comments raised in the Staff’s comment letter dated October 8, 2015. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

General

1. We note you received a letter from the FDA on June 9, 2014 regarding the omission of risk information and unsubstantiated efficacy claims related to Suprenza. Please disclose your plan for addressing the violations listed in the letter and the risks associated with such violations. Alternatively, please tell us why you believe such disclosure is not necessary.

Response: The Company has taken all steps necessary to address the claim. On July 30, 2014, the FDA advised the Company that in light of the actions taken by the Company, the Office of Prescription Drug Promotion considers the matter closed.

Prospectus Cover Page

2. We note that you are registering the resale of common stock issuable upon the exercise of the Placement Agent warrants which are issuable upon the exercise of the Placement Agent Unit Warrants. Please tell us whether the Placement Agent Unit Warrants have been exercised. To the extent that they have not, please provide your analysis as to why you believe it is appropriate to register the resale of shares of common stock that underlie the Placement Agent warrants, which underlie Placement Agent Unit Warrants that remained outstanding at the time the registration statement was filed.

Response: The Placement Agent Unit Warrants have not yet been exercised. The Company believes that it is appropriate to register the resale of shares of common stock that underlie the Placement Agent warrants which are issuable upon the exercise of the Placement Agent warrants. Counsel believes that the registration of such shares is analogous to the registration of unit purchase options and the securities underlying them issued to underwriters in other offerings. In addition, the Company believes that by registering the underlying shares it is more likely that they will be exercised on a cash basis, which would result in the Company receiving proceeds from such exercise and avoid the costs of filing a separate registration statement covering those underlying shares which would be beneficial to the Company and its shareholders.

1

Prospectus Summary, page 1

3. Please revise your prospectus summary section to provide an overview of your current business and the key aspects of the offering, including:

•	a brief summary of the products you develop and your business goals,
•	the amount of capital necessary to reach such business goals,
•	your accumulated deficit and capital working deficit and the fact that your auditors have issued a going concern audit opinion,
•	the number of employees you have,
•	the material terms of your agreements with Prenzamax, LLC and Alpex Pharma S.A., and
•	a brief description of the potential conflict of interest your sole officer and director may have due to your agreement with Prenzamax.

Response: The revisions required by the Commission pursuant to comment number 3 have been addressed on page 2 of the Amended Registration Statement.

4. Please expand to disclose that you have not received any revenues or other payments to date under your agreements with Prenzamax or Alpex, notwithstanding that beginning in May 2012 Prenzamax generated revenues from sales of Suprenza, your first commercial product. Please disclose the conditions that must be met before you receive any revenues or payments under these agreements.

Response: The revised disclosure required by the Commission pursuant to comment number 4 has been addressed on page 3 of the Amended Registration Statement.

5. We note your statement on page 37 that “We have been unable to obtain sufficient funding to conduct additional development activities on Suprenza. Because of our limited resources we have decided to focus on the development of the hemorrhoid product first.” Please disclose this information in the Overview section, as well as in the risk factor on page 7 where you state that “we may not be able to commercialize the next generation of Suprenza products.”

Response: The disclosure required by the Commission pursuant to comment number 5 has been addressed on pages 3, 8 and 41 of the Amended Registration Statement.

Risk Factors, page 6

Our auditors have issued a “going concern” audit opinion, page 6

6. We note your statement on page 31 that you expect that you will have sufficient funds to continue your operations for the next six months. Please clarify here and in the Liquidity and Capital Resources section whether you will have sufficient funds to continue your operations for the next twelve months.

Response: The clarification required by the Commission pursuant to comment number 6 has been addressed on pages 7 and 33 of the Amended Registration Statement.

Risks Related to Our Common Stock, Liquidity Risks and Reverse Acquisition, page 19

We are subject to extensive and costly government regulation, page 14

7. We note your disclosure that you may be required to conduct costly, post-marketing surveillance and/or be required to conduct ongoing post-marketing studies. Please clarify that you have committed to post-marketing studies of Suprenza.

2

Response: The clarification required by the Commission pursuant to comment number 7 has been addressed on page 15 of the Amended Registration Statement.

Compliance with the reporting requirements, page 19

8. We note your disclosure on page 19 that “The Company is not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 but files certain reports with the Securities and Exchange Commission on a voluntary basis.” Please note that you will be subject to filing obligations pursuant to Section 15(d) of the Exchange Act following the effective date of this registration statement, and revise your disclosure accordingly.

Response: The revised disclosure required by the Commission pursuant to comment number 8 has been addressed on page 19 of the Amended Registration Statement. Please note that the Company intends to promptly file a form 8-A which will also make them subject to the Securities Exchange Act of 1934 filing requirements.

You may experience dilution of your ownership interests, page 20

9. We note your disclosure on page 20 that your common stock is currently quoted on the OTC Markets and the OTCQB. Please clarify that the OTC Markets and OTCQB are not two separate quotation systems, and that the OTCQB is one of the marketplace categories within the OTC Markets.

Response: The clarification required by the Commission pursuant to comment number 9 has been addressed on page 20 of the Amended Registration Statement.

There is not an active liquid trading market for the Company’s common stock, page 21

10. Please disclose the trading volume of your common stock within the last six months.

Response: The disclosure required by the Commission pursuant to comment number 10 has been addressed on page 21 of the Amended Registration Statement.

Use of Proceeds, page 23

11. We note your disclosure that the warrants are exercisable at $0.60 per share and that the Placement Agent Unit Warrants are exercisable on a cash or cashless basis with respect to 680,013 warrants. Please disclose the amount of proceeds you will earn upon the exercise of the warrants assuming all the warrants held by the investors and the placement agent are exercised on a cash basis, and disclose the amount of proceeds you will earn upon the exercise of all the warrants assuming that the warrants that may be exercised on a cashless basis are exercised on such basis. In addition, in an appropriate section of your prospectus, please describe the material terms of the warrants and Placement Agent Unit Warrants.

Response: The disclosure required by the Commission pursuant to comment number 11 has been addressed on pages 23 and 59 of the Amended Registration Statement.

Business, page 34

12. We note your disclosure on page 26 that you are actively seeking to raise additional capital in order to fund your research and development efforts. Please provide a brief description of such activities.

Response: The disclosure required by the Commission pursuant to comment number 12 has been addressed on page 36 of the Amended Registration Statement.

3

Our Marketed Product and New Product Candidates, page 36

13. We note your disclosure that your Hydrocortisone-Lidocaine Cream is “phase 2 ready.” Please describe the steps remaining to achieve FDA approval as well as the estimated cost of accomplishing such steps and the estimated timeline for accomplishing such steps.

Response: The disclosure required by the Commission pursuant to comment number 13 has been addressed on page 37 of the Amended Registration Statement.

Terms of the license, page 37

14. We note your disclosure on page 37 that, pursuant to the Sublicense Agreement with Prenzamax, Akrimax prepares estimates of costs incurred in selling Suprenza, which costs are used to calculate the Product EBITDA, and your disclosure on page 25 that under the Sublicense Agreement you are entitled both to a percentage of the Product EBITDA and to reimbursement for certain development costs once Prenzamax has “achieved profitability.” Please expand your discussion of the license to explain how Prenzamax determines whether it has achieved profitability.

Response: The disclosure required by the Commission pursuant to comment number 14 has been addressed on page 39 of the Amended Registration Statement.

15. Please disclose here the percentage of Product EBITDA you receive pursuant to the Sublicense Agreement, the percentage of such payments you are required to pay Alpex pursuant to the Alpex Agreement, the percentage of the development cost repayments you receive from Prenzamax that you are required to pay Alpex pursuant to the Alpex Agreement and the percentage of the Alpex Revenue received from Alpex that you are required to pay to Prenzamax. In addition, please disclose here, if true, that Akrimax determines the price it charges for Suprenza.

Response: The disclosure required by the Commission pursuant to comment number 15 has been addressed on page 40 of the Amended Registration Statement. The Company is not required to pay any percentage of the development cost repayments that it receives from Prenzamax to Alpex.

Phentermine – Recent U.S. Prescription Data and Market Opportunity, page 39

16. We note your use of CAGRs in the first paragraph on page 39. Please provide updated information, as you include a five-year period ending in 2011. Because your market opportunity appears to rely upon projected growth in these measures in the future, please revise here to show the actual growth of such measures for the years represented.

Response: The Company has omitted from the Amended Registration Statement the statement which is referred to in comment number 16.

Suprenza Brand Phentermine – Orally Disintegrating Tablets for Obesity, page 40

17. Please briefly describe the “patient-friendly features.”

Response: The disclosure required by the Commission pursuant to comment number 17 has been addressed on page 43 of the Amended Registration Statement.

Suprenza ODT Post-Marketing Studies, page 40

18. We note your disclosure on page 40 regarding the post-marketing studies of Suprenza ODT. Please disclose the cost and timing of such studies, including the drug utilization study, and how you intend to pay for such studies, including the effect of failing to conduct the studies in the required time frame or at all. In addition, please balance your disclosure regarding the advantage that such studies could yield by disclosing the potential negative effects of such studies depending on the results. In addition, please address the risks attendant to such studies in your Risk Factors section or tell us why you believe this is not necessary.

4

Response: The disclosure required by the Commission pursuant to comment number 18 has been addressed on pages 15 and 44 of the Amended Registration Statement.

Treatments for Hemorrhoids, page 40

19. We note your disclosure regarding OTC hemorrhoid medications and prescription strength hemorrhoid medications. Please tell us the basis for your statement that “none of these products have undergone clinical trials or have been submitted to or approved by the FDA on the basis of safety and efficacy.” In addition, please tell us the basis for statement on page 41 that “there are almost no sales, marketing or promotions efforts on behalf of these products.”

Response: The Company has omitted from the Amended Registration Statement the statements which are referred to in comment number 19.

Sources and Availability of Raw Materials and Clinical Supplies, page 43

20. We note your disclosure on page 43 that you have a sole supplier for phentermine hydrochloride. Please disclose the name of the supplier, discuss the risks associated with having a sole supplier in your Risk Factors section and tell us whether you are required to file any agreements with this supplier.

Response: The disclosure required by the Commission pursuant to comment number 20 has been addressed on pages 13 and 46 of the Amended Registration Statement.

Suprenza Intellectual Property, page 44

21. We note your disclosure on page 44 that you have a pending patent titled ‘Solid Dosage formulations containing weight-loss drugs.” Please clarify whether any of the intellectual property discussed in this section, including the pending patent, is intellectual property that you license from Alpex or your own. To the extent that you develop any intellectual property with respect to Suprenza, clarify whether you or Alpex will own such intellectual property.

Response: The disclosure required by the Commission pursuant to comment number 21 has been addressed on page 48 of the Amended Registration Statement.

Clinical Trials, page 45

Section 505(b)(2) New Drug Applications, page 45

22. Please expand your description regarding the FDA’s 505(b)(2) new drug application pathway so that investors understand the steps necessary to achieve FDA approval using this process and the estimated amount of time and cost it takes to accomplish each step.

For example, clarify whether you must conduct Phase 1 clinical trials when using the 505(b)(2) new drug application pathway.

Response: The disclosure required by the Commission pursuant to comment number 22 has been addressed on page 49 of the Amended Registration Statement.

Additional Government Regulations, page 46

23. We note that you state that you are subject to foreign regulatory agencies and that your contract manufacturer is in a foreign jurisdiction. Please disclose the foreign regulations to which you are subject.

Response: The disclosure required by the Commission pursuant to comment number 23 has been addressed on page 50 of the Amended Registration Statement.

5

Management, page 48

Directors and Executive Officers of the Registrant, page 48

24. We note your disclosure on page 48 that “[i]t is anticipated that an additional individual, designated by the Placement Agents, will serve on [your] Board of Directors. Please disclose the agreement you have with such Placement Agents, describe the material terms of the agreement, identify the Placement Agents and file the agreement with the next amendment of your registration statement.

Response: The Company has omitted from the Amended Registration Statement the statements which are referred to in comment number 24. The Company has been advised that the Placement Agent will not request a nominee to serve on the Board of Directors.

25. Please disclose here and in your prospectus summary section the conflict of interest Mr. Mazur may have with your company due to his position at Akrimax. In addition, please tell us the basis for your statement that Triax is one of the top ten dermatological pharmaceutical companies in the U.S.

Response: The disclosure required by the Commission pursuant to comment number 25 has been addressed on pages 3 and 53 of the Amended Registration Statement. The Company has omitted from the Amended Registration Statement the statement with respect to Triax which is referred to in comment number 25.

Transactions with Related Persons, Promoters and Certain Control Persons, page 52

26. We note your disclosure that Citius’ headquarters are located in the office space of Ischemix, LLC, a company majority-owned by Dr. Geoffrey Clark and Dr. Reinier Beeuwkes. Given that Drs. Clark and Beeuwkes have resigned as both officers and directors effective September 12, 2014, please clarify whether you have an arrangement to continue to have your headquarters located in the office space of Ischemix, LLC.

Response: The disclosure required by the Commission pursuant to comment number 26 has been addressed on page 57 of the Amended Registration Statement.

27. We note your disclosure on page F-29 that for the nine months ended June 30, 2015 you paid $36,000 to a consultant who is a stockholder of the Company. Please provide us with an analysis as to whether this arrangement is required to be disclosed in this section and whether any related agreements are required to be filed as exhibits.

Response: The disclosure required by the Commission pursuant to comment number 27 has been addressed on page 57 of the Amended Registration Statement. In addition, the Company has filed the consulting agreement with Neeta Wadekar as an exhibit to the Amended Registration Statement.

Selling Shareholders, page 56

28. Please disclose the natural persons that have voting and investment power of the securities held by The Entrust Group Inc. on page 56.

Response: The disclosure required by the Commission pursuant to comment number 28 has been addressed on page 62 of the Amended Registration Statement. We have been advised that the shares are held in their respective IRA accounts.

6

Exhibits, page II-4

29. Please file your agreements with Alpex, Prenzamax and IGI Laboratories, Inc.

Response: The Company has filed the agreements with Alpex and Prenzamax as exhibits to the Amended Registration Statement. The Company has not entered into an agreement with IGI Laboratories, Inc. (“IGI”); however, the Company has an understanding with IGI pursuant to a proposal submitted by IGI to the Company. The description of the proposal has been revised in the body of the Amended Registration Statement and the Company has filed the proposal with IGI as an exhibit to the Amended Registration Statement.

Signatures, page II-7

30. Please have Mr. Mazur sign as your principal financial officer in his capacity as such in the second part of your signature page and have your controller or principal accounting officer or persons performing similar functions sign in their capacities as such.

Response: The disclosure required by the Commission pursuant to comment number 30 has been addressed on page II-7 of the Amended Registration Statement.

We acknowledge and confirm to you that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Arthur Marcus of Sichenzia Ross Friedman Ference LLP, our counsel, at (212) 930-9700.

Very truly yours,

Citius Pharmaceuticals, Inc.

By:	/s/ Leonard Mazur
Name:	Leonard Mazur
Title:	Chief Executive Officer

7